SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

EQT Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

26884L109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,017,129 Shares (including options to purchase 1,476,000 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,017,129 Shares (including options to purchase 1,476,000 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,017,129 Shares (including options to purchase 1,476,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS JONATHAN Z. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 75,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS DANIEL C. HERZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS EDWARD E. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 4 ("Amendment No.4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 2017 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 5, 2017 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on July 31, 2017 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on August 14, 2017 ("Amendment No. 3", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the shares ("Shares") of common stock, no par value, of EQT Corporation, a Pennsylvania corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 20, 2017, JANA sent a letter to the Issuer attached hereto as Exhibit J and incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit J:	Letter dated September 20, 2017 sent by JANA to the Issuer.

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Jonathan Z. Cohen
JONATHAN Z. COHEN

/s/ Daniel C. Herz
DANIEL C. HERZ

/s/ Edward E. Cohen
EDWARD E. COHEN

EXHIBIT J

September 20, 2017

Board of Directors (the "Board")
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

Ladies & Gentlemen,

JANA Partners LLC ("we" or "us") and the industry experts with whom we have invested together own almost 6% of the outstanding shares of EQT Corporation ("EQT" or the "Company").  As you know, we believe that EQT should address its substantial sum of the parts discount by immediately committing to a spinoff of its midstream business, and that EQT's decision to pursue an overpriced and dilutive acquisition of Rice Energy ("Rice") rather than committing to a separation now risks forsaking substantial shareholder value. In response to mounting shareholder pressure to address its sum of the parts discount, EQT announced last week that the Board would convene a committee of independent directors after the Rice transaction closes which would finalize a plan to address EQT’s undervaluation by March 31st, 2018. However, there is no conceivable justification for the Board to drag its feet this long to even start its work and no excuse for asking shareholders to keep waiting for the Company to finally take the only logical step to resolve its persistent sum of the parts discount.

EQT has had more than enough time to evaluate its options to maximize value, given that management has been discussing EQT's substantial stock market discount for years. Likewise, before approving a massive equity issuance as part of the proposed Rice acquisition, the full Board should have thoroughly studied all available paths to value creation, including a separation. We also see no reason why shareholders should be asked to first vote on the Rice acquisition and trust that the Board will successfully address EQT's undervaluation afterwards. In fact, the more work we do, the more troubling the Board's prioritization of the Rice acquisition over addressing EQT's undervaluation becomes, as the synergy arguments offered by EQT to support the Rice acquisition continue to crumble, EQT's excuses for delaying an announcement with respect to a separation are exposed as hollow, and EQT's prior acquisition history makes clear that shareholders have no reason to take the leap of faith that EQT now asks.

Crumbling Synergies. We have already argued that the originally-stated $2.5 billion in synergies EQT has claimed will result from the Rice transaction are likely overstated by as much as $1.3 billion (and that the $7.5 billion in possible additional synergies which management claimed to have somehow discovered after we announced our opposition to the transaction, but refused to commit to being worth anything, likely are in fact worth nothing). It now appears that the original synergies may have been even more grossly exaggerated than we first believed.

With the help of a leading petroleum engineering firm with extensive experience in the Appalachian basin and experienced industry operators, we have identified and mapped out every existing and potential future well location on the combined company's acreage based upon publicly-available data, assuming 750 foot spacing in Washington County and, even more generously, 500 foot spacing in Greene County.  Based on this work, we believe it would be impossible for EQT to support its claimed synergy drilling plan of 1,200 wells with 12,000 feet in average lateral length.  While the over-simplified maps provided in EQT's presentations make the synergy claims seem plausible, a detailed analysis reveals that much of the acreage actually consists of hundreds of disjointed blocks that are not properly depicted in management's map. Moreover, many of the larger blocks of adjacent acres (that in theory would enable longer laterals) have already been drilled out at least on one side. There is simply not enough undrilled contiguous acreage blocks to enable such a dramatic improvement in lateral length over what can be accomplished by each company on a standalone basis.

Based on our analysis, we believe a combination with Rice would only modestly increase average lateral lengths by less than 1,000 feet, not the 4,000 feet increase claimed by EQT. This modest increase in lateral length would result in approximately $300 million in pre-tax capital savings on a net present value basis, not the $1.9 billion EQT has claimed. This means that the lateral length drilling synergy benefit to legacy EQT shareholders of a Rice transaction, which is the crux of EQT’s rationale for this deal, would amount to only approximately $200 million (given that current EQT shareholders will own 65% of the combined company). Adding this approximately $200 million in drilling synergy to EQT shareholders’ 65% share of the $600 million in pre-tax synergies from G&A reduction, which amounts to $390 million, results in a total of approximately $590 million of synergies, despite EQT shareholders paying an acquisition premium to Rice shareholders of $1.8 billion. In fact, given the massive disparity between EQT’s claims and what our analysis reveals, we are forced to question whether the Board conducted adequate diligence before approving this transaction.

Hollow Arguments for Delaying Addressing Sum of the Parts Discount. We understand that EQT management in lobbying for the Rice acquisition has been suggesting to shareholders that they are unable to commit to a spinoff of the midstream business now before closing the Rice acquisition without triggering a $500 million tax liability, thus supposedly justifying delaying an announcement until after the acquisition is completed. This argument, however, runs directly counter to management's prior assertion that EQT does not have to tax adjust any of the expected deal synergies because they will be shielded from taxes by intangible drilling costs (IDC). If this is true, then EQT should be able to shield much if not all of the tax liabilities arising from announcing a separation prior to closing the Rice acquisition. Moreover, it is highly unlikely that these tax liabilities would be avoided by waiting to make an announcement until March 31, 2018. Management's gamesmanship regarding both the timing and steps to be taken to address the sum of parts discount should give serious pause to any shareholder considering supporting the Rice acquisition on the hope that EQT will in fact commit to an immediate separation after its acquisition closes.

History of Value-Destroying Acquisitions and Strategic Ineptitude. Our review of EQT's prior acquisition history makes clear that shareholders should be very wary of promises made by EQT management with respect to capital allocation strategy.

  We estimate EQT destroyed hundreds of millions of dollars of value in the 2014 cash/asset swap to acquire Permian acreage that the Company has subsequently suspended operations on and is now trying to exit, due to poor returns.
  EQT expended $1.6 billion in 2016 and 2017 for West Virginia acreage that the Company now deems unattractive due to permitting issues that were known at the time of these deals.
  EQT spent approximately $280 million in 2010 to acquire acreage in Cameron, Clearfield, Elk and Jefferson Counties in Pennsylvania that is no longer an area of focus for the Company.
  EQT passed on acquiring Alpha Natural Resources, Vantage Energy and Lola Energy, all of which were then acquired by Rice and which collectively accounted for approximately 75% of Rice's market cap at the time the proposed acquisition of Rice by EQT was announced. Rice acquired these companies at a lower price than EQT now proposes to pay to acquire them within Rice. So not only did EQT pass on acquiring Rice last year at a cheaper price, it passed on the chance to acquire the assets that comprise the bulk of Rice's value at far lower prices.
  As noted in our earlier letters, EQT has repeatedly issued equity at a substantial discount to its sum of the parts value.

In short, the questions about why EQT is pushing shareholders to approve the Rice transaction before the Company addresses its substantial market undervaluation keep multiplying, and in each case EQT's response is wholly lacking. As we previously noted, EQT's management compensation policy incentivizing production growth by any means, including dilutive and overpriced acquisitions, provides the most plausible explanation. While EQT last week promised to revise its management compensation structure in response to this criticism, the time to make this change was before EQT agreed to an acquisition that delivers increased production growth at an exorbitant cost and little else, and we believe the Board's failure to address EQT's warped incentive policy until the Company was forced to do so indicates serious governance problems on the Board.

For these reasons, we continue to believe that EQT should commit immediately to a separation, to occur promptly after the Rice acquisition if it is approved and immediately after the vote if shareholders reject the acquisition, as we believe they should. Given EQT's shifting and easily-disproven arguments for the Rice acquisition, the Board's long-running failure to take aggressive action to address its undervaluation, and the governance issues we have identified, we also continue to believe that it may be necessary to bring in new directors who have made substantial investments in EQT stock and will do a better job pursuing maximum value creation.  Should you wish to discuss this matter further, we can be reached at (212) 455-0900.

Sincerely,

 /s/ Barry Rosenstein

Barry Rosenstein
Managing Partner
JANA Partners LLC